MC

MICHAEL COGLIANESE CPA, P.C.

1:1 k | VE INVESTMENT ACCOUNTANTS

125
Eitnerningcule, IL LS
il..11 14941
0.1 1 k revnitcp8.O417 I Vorns.COgypi.COM

Bloomingdale | Chicago

Reoort of Indeoendent Reaistered Public Accountina Firm

To the Board of Directors of N4 Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) N4 Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which N4 Financial, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) N4 Financial, Inc. stated that N4 Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. N4 Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N4 Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

1111 Cij `ca ic pe,

Bloomingdale, IL
February 1, 2016